Exhibit 99.2

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 20, 2013

Among

HUDBAY MINERALS INC.

THE GUARANTORS NAMED ON THE SIGNATURE PAGES HERETO

and

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

9.500% SENIOR NOTES DUE 2020

FIRST SUPPLEMENTAL INDENTURE dated as of June 20, 2013 (this “First Supplemental Indenture”), among HudBay Minerals Inc., a corporation existing under the Federal laws of Canada, (the “Company”), the guarantors listed on the signature pages hereto (the “Guarantors”) and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”).

WHEREAS, the Company, the Guarantors and the Trustee have entered into an Indenture dated as of September 13, 2012 (the “Indenture”) in connection with the issuance of US$500,000,000 of the Company’s 9.500% Senior Notes due 2020 (the “Initial Notes”) (capitalized terms used herein without definition have the meanings given such terms in the Indenture);

WHEREAS, the Company and the Guarantors desire and have requested that the Trustee join them in the execution and delivery of this First Supplemental Indenture in order to establish and provide for the issuance by the Company of an additional US$150,000,000 aggregate principal amount of 9.500% Senior Notes due 2020 (the “Additional 9.500% Notes”);

WHEREAS, Section 2.01(c) of the Indenture provides for the creation and issuance of Additional Notes ranking pari passu with the Initial Notes without notice to or consent of the Holders;

WHEREAS, the Additional 9.500% Notes shall constitute Additional Notes under the Indenture;

WHEREAS, the conditions set forth in the Indenture for the execution and delivery of this First Supplemental Indenture have been complied with; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid supplement to the Indenture pursuant to its terms and the terms of the Indenture have been done.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
GENERAL TERMS AND CONDITIONS OF THE ADDITIONAL 9.500% NOTES.

SECTION 1.01.           DESIGNATION OF NOTES.

Pursuant to this First Supplemental Indenture, there is hereby designated US$150,000,000 aggregate principal amount of Additional Notes under the Indenture.

SECTION 1.02.           OTHER TERMS OF THE NOTES.

(a)           The terms of the Additional 9.500% Notes shall be identical to the terms of the Initial Notes as set forth in the Indenture.  The Additional 9.500% Notes shall initially be evidenced by Global Notes substantially in the form of Exhibit A hereto, and shall have the same terms as to status, redemption or otherwise (other than with respect to the issue date, the purchase price thereof and the date from which interest accrues) as the Initial Notes, and will form a single class with the Initial Notes.

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(b)           The Additional 9.500% Notes shall be issued on June 20, 2013 and will accrue interest from April 1, 2013.

ARTICLE II
ISSUANCE OF ADDITIONAL 9.500% NOTES.

The Additional 9.500% Notes in the aggregate principal amount equal to US$150,000,000 may, upon execution of this First Supplemental Indenture, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and make available for delivery such Additional 9.500% Notes pursuant to Section 2.02 of the Indenture and Section 1.02 of this First Supplemental Indenture.

ARTICLE III
MISCELLANEOUS.

SECTION 3.01.           LEGENDS

Each Global Note representing Additional 9.500% Notes shall bear the legends set forth in Section 2.06(g)(ii) of the Indenture applicable to such Global Note.

SECTION 3.02.           GOVERNING LAW

THIS FIRST SUPPLEMENTAL INDENTURE, THE NOTES AND ANY NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 3.03.           COUNTERPART ORIGINALS

The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

SECTION 3.04.           SUBMISSION TO JURISDICTION

The Company and each Guarantor not organized in the United States shall appoint CSC as its agent for service of process in any suit, action or proceeding with respect to this First Supplemental Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this First Supplemental Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws. Service of any process, summons, notice or document by registered mail addressed to the

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Company or any Guarantor at the address above in Section 12.02 shall be effective service of process against the Company or any Guarantor for any suit, action or proceeding brought in any such court. The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

SECTION 3.05.           WAIVER OF IMMUNITY

To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this First Supplemental Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agree not to plead or claim, any such immunity and consent to such relief and enforcement.

SECTION 3.06.           HEADINGS

The Headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signature pages follow.]

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IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed, all as of the date first above written.

HUDBAY MINERALS INC.

By:	“David S. Bryson”
Name: David S. Bryson
Title: Senior Vice President and CFO

[Signature Page - Supplemental Indenture]

Hudson Bay Mining and Smelting Co., Limited,
as Guarantor

By:	“David S. Bryson”
Name: David S. Bryson
Title: Senior Vice President, Finance

Hudson Bay Exploration and Development Company Limited,
as Guarantor

By:	“David S. Bryson”
Name: David S. Bryson
Title: Senior Vice President, Finance

HudBay Marketing & Sales Inc.,
as Guarantor

By:	“David S. Bryson”
Name: David S. Bryson
Title: Senior Vice President, Finance

[Signature Page - Supplemental Indenture]

U.S. BANK NATIONAL ASSOCIATION, as Trustee,

By:	“Shazia Flores”
Name: Shazia Flores
Title: Assistant Vice President

[Signature Page - Supplemental Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Private Placement Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Canadian Restricted Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Regulation S Temporary Global Legend, if applicable, pursuant to the provisions of the Indenture]

Exhibit A-1

CUSIP [               ]
ISIN [            ]1

[RULE 144A] [REGULATION S] [GLOBAL] NOTE

9.500% Senior Notes due 2020

No. [A- ] [S- ]	[Up to][2] [US$ ]

HUDBAY MINERALS INC.

promises to pay to [CEDE & CO.]3 [                    ] or its registered assigns the principal sum [US$          (          United States Dollars), as revised by the Schedule of Exchanges of Interests in the Global Note attached hereto]4 [of $          (          United States Dollars)]5 on October 1, 2020.

Interest Payment Dates: April 1 and October 1, commencing October 1, 2013

Record Dates:  March 15 and September 15

1  Rule 144A Note CUSIP:  443628 AC6
Rule 144A Note ISIN:  CA443628AC69
Regulation S Note CUSIP:  C4R803 AB2
Regulation S Note ISIN:  CAC4R803AB25

2  Include in Global Notes

3  Include in Global Notes

4  Include in Global Notes

5  Include in Definitive Notes

Exhibit A-2

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

HUDBAY MINERALS INC.

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

Dated:  [                              ] [    ], [    ]

Exhibit A-3

[Reverse Side of Note]

9.500% Senior Notes due 2020

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.             INTEREST.  HudBay Minerals Inc., a corporation existing under the federal laws of Canada (the “Company”), promises to pay interest on the principal amount of this Note at 9.500% per annum from and including April 1, 2013 until but excluding maturity and shall pay Additional Interest, if any, payable pursuant to the Registration Rights Agreement dated June 20, 2013.  The Company shall pay interest and Additional Interest if any, semi-annually in arrears on April 1 and October 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”).  Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including April 1, 2013; provided that the first Interest Payment Date shall be October 1, 2013.  The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any, (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes.  Interest shall be computed on the basis of a 360-day year comprised of 12 30-day months.

2.             METHOD OF PAYMENT.  The Company shall pay interest and Additional Interest, if any, on the Notes to the Persons who are registered holders of Notes at the close of business on the March 15 or September 15 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest.  Principal, premium, if any, and interest and Additional Interest, if any, on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest and Additional Interest, if any, on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date.  Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.             PAYING AGENT AND REGISTRAR.  Initially, U.S. Bank National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar.  The Company may change any Paying Agent or Registrar without notice to the Holders.  The Company or any Wholly-Owned Subsidiary incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Section 8) or Registrar.

4.             INDENTURE.  The Company issued the Notes under an Indenture, dated as of September 13, 2012 (the “Indenture”), among HudBay Minerals Inc., the Guarantors named

Exhibit A-4

therein and the Trustee as supplemented by the First Supplemental Indenture dated as of June 20, 2013, among the Company, the Guarantors named therein and the Trustee.  This Note is one of a duly authorized issue of notes of the Company designated as its 9.500% Senior Notes due 2020.  The Company shall be entitled to issue Additional  Notes pursuant to Section 2.01 and 4.09 of the Indenture.  The Notes issued on September 13, 2012, the Notes issued on June 20, 2013 (which constitutes Additional Notes) and any further Additional Notes subsequently issued under the Indenture shall be treated as a single class of securities under the Indenture.  The terms of the Notes include those stated in the Indenture.  The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms.  Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture.  To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.             REDEMPTION AND REPURCHASE.  The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture.  The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6.             DENOMINATIONS, TRANSFER, EXCHANGE.  The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture.  The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture.  The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.             PERSONS DEEMED OWNERS.  The registered Holder of a Note may be treated as its owner for all purposes.

8.             AMENDMENT, SUPPLEMENT AND WAIVER.  The Indenture, the Note Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

9.             DEFAULTS AND REMEDIES.  The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

10.          AUTHENTICATION.  This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

11.          GOVERNING LAW.  THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12.          CUSIP AND ISIN NUMBERS.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers

Exhibit A-5

in notices of redemption as a convenience to Holders.  No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to the Company at the following address:

HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, ON, M5J2V5
Canada
Facsimile:  416-362-9688
Attention:  Vice President, Legal

Exhibit A-6

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                                                                                                                                 to transfer this Note on the books of the Company.  The agent may substitute another to act for him.

Date:
Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Exhibit A-7

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐ Section 4.10     ☐ Section 4.14

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$	(integral multiples of $1,000 provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date:
Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Exhibit A-8

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is US$          .  The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

*This schedule should be included only if the Note is issued in global form.

Exhibit A-9